Filed by: GMO Series Trust (File No. 333-174627)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: GMO Trust (File No. 002-98772)

GMO Funds

Your response is urgently needed.

Dear Valued Shareholder:

I am writing to ask for your vote in the GMO Series Trust proxy solicitation that is currently underway. We have not yet received enough votes to proceed. Your vote is critical and will take less than two minutes to submit. There are three quick and easy ways to vote:

Speak with a proxy specialist: You may quickly cast your vote by speaking with a proxy specialist, who can also answer any questions you may have about the proposals in question. Call toll free at 1-866-612-8434.

Vote online: You may cast your vote by going to www.proxyvote.com and then following the instructions on the website.

Vote by touch-tone phone: You may cast your vote by calling the toll-free number found on the proxy ballot(s) that you received.

Thank you in advance for your help with this important initiative and for your investment with GMO.

Sincerely,

Douglas Y Charton

Vice President, GMO Series Trust

GMO Reminder

Filed by: GMO Series Trust (File No. 333-174627)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: GMO Trust (File No. 002-98772)

GMO Funds

Meeting Adjourned

Your response is urgently needed

Dear Valued Shareholder:

I am writing to inform you that the shareholder meeting has been adjourned to Tuesday, December 1, 2020 and ask for your vote in the GMO Series Trust proxy solicitation. We still have not received enough votes to proceed. Your vote is critical and will take less than two minutes to submit. There are three quick and easy ways to vote:

Speak with a proxy specialist: You may quickly cast your vote by speaking with a proxy specialist, who can also answer any questions you may have about the proposals in question. Call toll free at 1-866-612-8434.

Vote online: You may cast your vote by going to www.proxyvote.com and then following the instructions on the website.

Vote by touch-tone phone: You may cast your vote by calling the toll-free number found on the proxy ballot(s) that you received.

Acting now will ensure that you receive no additional outreach.

Thank you in advance for your help with this important initiative and for your investment with GMO.

Sincerely,

Douglas Y Charton

Vice President, GMO Series Trust

GMO Adj Reminder